November 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NaturalNano, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 30, 2007

File No. 0-49901

Ladies and Gentlemen:

In connection with the filing of an Amendment to the above-referenced Information Statement on Schedule 14C/A in response to comments to the preliminary Information Statement made in a letter to Dr. Cathy A. Fleischer, the President of NaturalNano, Inc. (the “Company”), dated November 8, 2007 from Jeffrey Riedler, Assistant Director, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NATURALNANO, INC.

By: /s/ Kent A. Tapper

Kent A. Tapper
Chief Financial Officer
cc:	Gregory S. Belliston, Esq.